           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 24, 1997

                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-37231

                                     [LOGO]

                                  $500,000,000

                          Fleet Financial Group, Inc.

                    6 7/8% Subordinated Debentures Due 2028

Interest payable January 15 and July 15                     Due January 15, 2028
                                ----------------

 The Subordinated Debentures are unsecured and subordinated as set forth in the accompanying Prospectus under "Subordinated Debt Securities--Subordination".
   The Subordinated Debentures may not be redeemed prior to maturity. As of September 30, 1997, the principal amount of Senior Indebtedness of Fleet
      Financial Group, Inc. ("Fleet") and Fleet's obligations under Other
          Financial Obligations (each as defined in the accompanying
      Prospectus) aggregated approximately $1.9 billion (holding company only). Payment of principal of the Subordinated Debentures may be accelerated only in the case of the bankruptcy, insolvency or reorganization of Fleet. There is no right of acceleration in the case of a default in the payment of interest on the
          Subordinated Debentures or in the performance of any other covenant of Fleet. See "Subordinated Debt Securities" in
                          the accompanying Prospectus.

The Subordinated Debentures will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company (the "Depository").
  Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants.
     Except as provided herein, Subordinated Debentures in definitive form will not be issued. Settlement for the Subordinated Debentures will be made in immediately available funds. The Subordinated
            Debentures will trade in the Depository's Same-Day Funds
            Settlement System until maturity, and secondary market trading activity for the Subordinated Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by
                  Fleet in immediately available funds. See
                          "Description of Subordinated
                Debentures--Same-Day Settlement and Payment".

    THE SUBORDINATED DEBENTURES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF FLEET AND ARE NOT INSURED BY
    THE FEDERAL DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR ANY
                            OTHER GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
        SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION
          TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                                  Underwriting
                                                                Price to         Discounts and        Proceeds to
                                                               Public(1)          Commissions         Fleet(1)(2)
                                                           ------------------  ------------------  ------------------
Per Subordinated Debenture...............................       99.122%              .875%              98.247%
Total....................................................     $495,610,000         $4,375,000         $491,235,000

(1) Plus accrued interest, if any, from January 15, 1998.

(2) Before deduction of expenses payable by Fleet estimated at $175,000.

    The Subordinated Debentures are offered by the several Underwriters when, as and if issued by Fleet, delivered to and accepted by, the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Subordinated Debentures, in book-entry form, will be made through the facilities of the Depository on or about January 15, 1998, against payment in immediately available funds.

Credit Suisse First Boston

          Chase Securities Inc.

                     Goldman, Sachs & Co.

                               J.P. Morgan & Co.

                                          Salomon Smith Barney

                 Prospectus Supplement dated January 12, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SUBORDINATED DEBENTURES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             AVAILABLE INFORMATION

    THIS SECTION REPLACES THE SECTION ENTITLED "AVAILABLE INFORMATION" IN THE ACCOMPANYING PROSPECTUS.

    Fleet is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Fleet can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Suite 1300, Seven World Trade Center, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or by accessing the Commission's World Wide Web site at http://www.sec.gov. The common stock, $.01 par value, of Fleet (the "Common Stock") is listed on the New York Stock Exchange. Reports, proxy material and other information concerning Fleet also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus Supplement and the accompanying Prospectus do not contain all the information set forth in the Registration Statement and Exhibits thereto which Fleet has filed with the Commission under the Securities Act of 1933, as amended (the "Act"), which may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees, and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    THIS SECTION REPLACES THE SECTION ENTITLED "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" IN THE ACCOMPANYING PROSPECTUS.

    The following documents filed with the Commission by Fleet are incorporated in this Prospectus Supplement by reference:

        1. Annual Report on Form 10-K for the year ended December 31, 1996.

        2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

        3. Current Reports on Form 8-K dated January 15, 1997, February 4, 1997, April 16, 1997, July 16, 1997, October 15, 1997, November 10, 1997
           and December 10, 1997.

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

    All documents filed with the Commission by Fleet pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Subordinated Debentures offered hereby are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus Supplement and accompanying Prospectus or in a document incorporated or deemed to be Incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and accompanying Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and accompanying Prospectus.

    ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS MAY OBTAIN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE MAILED TO INVESTOR RELATIONS DEPARTMENT, FLEET FINANCIAL GROUP, INC., ONE FEDERAL STREET, BOSTON, MASSACHUSETTS 02110. TELEPHONE REQUESTS MAY BE DIRECTED TO (617) 346-4000.

                          FLEET FINANCIAL GROUP, INC.

    THIS SECTION REPLACES THE SECTION ENTITLED "FLEET FINANCIAL GROUP, INC. -- GENERAL" IN THE ACCOMPANYING PROSPECTUS.

    Fleet is a diversified financial services company organized under the laws of the State of Rhode Island. At September 30, 1997, Fleet was the 12th largest bank holding company in the United States, with total assets of $83.6 billion, total deposits of $62.9 billion and stockholders' equity of $7.2 billion.

    Fleet is engaged in a general consumer and commercial banking and investment management business throughout the states of Connecticut, Massachusetts, New Jersey, New York, Rhode Island, Maine, New Hampshire and Florida through its five banking subsidiaries, and also provides, through its nonbanking subsidiaries, a variety of financial services, including mortgage banking, asset-based lending, consumer finance, real estate financing, securities brokerage services, capital markets services and investment banking, investment advice and management, data processing and student loan servicing.

    The principal office of Fleet is located at One Federal Street, Boston, Massachusetts 02110, telephone number (617) 346-4000.

                              RECENT TRANSACTIONS

    Consistent with Fleet's strategy to combine the strengths of a leading regional bank with the national distribution capabilities of a diversified financial services company, Fleet has agreed to make three acquisitions which will expand its investment advisory, discount brokerage and credit card business lines, as well as to expand the number and geographic diversity of its customer base. As a result of these acquisitions, customers served by Fleet are expected to increase from approximately 6.2 million to approximately 13.2 million and revenue from outside New England is expected to increase to over 50% of Fleet's total revenue.

COLUMBIA MANAGEMENT COMPANY

    On December 10, 1997, Fleet consummated its acquisition of Columbia Management Company ("Columbia"), a Portland, Oregon-based asset manager with 1996 revenues of $96 million and assets under management of $20.9 billion as of November 30, 1997, including a family of no-load mutual funds. The premium paid for the purchase of Columbia was $400 million. The agreement stipulates potential earnout and management retention incentives to be paid over six years. The acquisition of Columbia increases Fleet's investment advisory assets under management by 40% and broadens its institutional product and mutual fund offerings and both retail and institutional national client base. Columbia will be managed as an independent business unit of Fleet, with senior members of Columbia's management committed to remain with Fleet. Fleet accounted for this acquisition under the purchase method of accounting.

THE QUICK & REILLY GROUP, INC.

    On September 17, 1997, Fleet announced that it had entered into an agreement to acquire The Quick & Reilly Group, Inc. ("Quick & Reilly") at an exchange ratio of 0.578 shares of Common Stock for each share of Quick & Reilly common stock. As of October 31, 1997, approximately 38.6 million shares of Quick & Reilly common stock were issued and outstanding. Quick & Reilly is the third largest discount brokerage firm in the United States, with revenues for its fiscal year ended February 28, 1997 of $507 million.

    The Quick & Reilly transaction will give Fleet the opportunity to significantly expand its distribution channels for its consumer banking, investment management services, discount brokerage services and sales of its mutual fund and annuity products. The transaction will also allow Fleet to expand its retail customer base and provide its existing customers with additional investment and securities products. Quick & Reilly will be operated as an independent operation within Fleet's investment management services division. As part of the transaction, the top six members of Quick & Reilly's management have entered into five-year employment agreements to continue with Fleet following the closing. The agreement also provides for management retention and performance-based incentives to be paid to Quick & Reilly's senior managers over three years.

    Quick & Reilly operates as a holding company for its four principal operating subsidiaries: Quick & Reilly, Inc. ("Q&R, Inc."), a New York Stock Exchange member organization performing discount brokerage services for individual retail customers; U.S. Clearing Corp., a securities clearing operation which clears all securities transactions for Q&R, Inc.'s customer accounts and other correspondent brokerage firms; JJC Specialist Corp., one of the largest specialist firms on the floor of the New York Stock Exchange, making a market in the equity securities of New York Stock Exchange-listed companies; and Nash Weiss & Co., a brokerage firm which acts as a market maker in over-the-counter securities.

    The acquisition, to be accounted for as a pooling of interests, is expected to close early in the first quarter of 1998.

ADVANTA CORPORATION

    On October 28, 1997, Fleet agreed to acquire the credit card operations of Advanta Corporation ("Advanta") for a premium of approximately $500 million, with an aggregate potential $100 million earnout to be paid over five years. Advanta's credit card operations, which earned $30 million in the third quarter of 1997, will add approximately $11.5 billion in managed credit card receivables. Following consummation of this transaction and the combination of Fleet's credit card operations with those of Advanta's, Fleet believes that it will be among the top ten issuers of credit cards in the United States, with approximately $14 billion in managed receivables and over 8 million customers.

    The acquisition of Advanta's credit card operations will allow Fleet to compete on a larger scale in a competitive environment of credit card business consolidations in order to retain and grow Fleet's customer base. Fleet believes that this acquisition will enhance Fleet's credit card operations by providing the opportunity to combine Fleet's risk management practices with Advanta's state of the art database technology, direct marketing, and product testing capabilities in the credit card business.

    The transaction, to be accounted for under the purchase method of accounting, is expected to close in the first quarter of 1998.

                             THIRD QUARTER RESULTS

    Fleet reported net income of $329 million for the third quarter of 1997, or $1.20 per common share, an increase of 18%, compared to $295 million, or $1.02 per common share, earned in the third quarter of 1996. Return on average assets and return on common equity for the third quarter of 1997 were 1.60% and 19.89%, respectively, as compared to 1.35% and 17.83%, respectively, for the third quarter of 1996. Net income for the first nine months of 1997 was $968 million, or $3.48 per common share, an increase of 20%, compared to $836 million, or $2.91 per common share, for the first nine months of 1996.

    Net interest income totaled $926 million during the third quarter of 1997, an increase of $10 million from the second quarter of 1997 and a decrease of $8 million from the third quarter of 1996. The increase in net interest income from the second quarter is primarily attributable to $1.1 billion of growth in the loan portfolio. Net interest margin for the third quarter of 1997 was 5.23%, compared to 5.25% for the second quarter of 1997 and 5.01% for the third quarter of 1996.

    The provision for credit losses in the third quarter of 1997 was $85 million, as compared to $65 million for the third quarter of 1996. Net charge-offs for the third quarter of 1997 were $93 million, as compared to $110 million for the third quarter of 1996, the result of continued improvement in Fleet's commercial credit portfolios. Nonperforming assets in the third quarter of 1997 totaled $479 million, a decrease of $52 million from the second quarter of 1997 and $280 million from the third quarter of 1996. The reserve for credit losses was $1.4 billion, $1.4 billion and $1.5 billion at September 30, 1997, June 30, 1997 and September 30, 1996, respectively. The reserve for credit losses represented 2.4%, 2.5% and 2.6% of total loans at September 30, 1997, June 30, 1997 and September 30, 1996, respectively.

    Noninterest income in the third quarter of 1997 totaled $514 million, an increase of $30 million over the third quarter of 1996, after adjusting for divested businesses. While growth was experienced in nearly all major core noninterest revenue categories, the results of certain strategic initiatives were particularly noteworthy. After adjusting for the sales of the corporate trust business, investment services revenue in the third quarter of 1997 increased by $16 million, or 18%, from the third quarter of 1996 due to growth in the levels of managed assets fueled by the strong equity market. Revenues in the third quarter of 1997 from the corporate finance division, which was established in March 1996, increased by $18 million to $21 million from the third quarter of 1996. Noninterest expense in the third quarter of 1997 totaled $791 million, a decrease of $70 million as compared to $861 million during the third quarter of 1996.

    Total assets at September 30, 1997 were $83.6 billion, compared to $83.4 billion at June 30, 1997. Stockholders' equity amounted to $7.2 billion at September 30, 1997, compared to $7.0 billion at June 30, 1997.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

    THIS SECTION REPLACES THE SECTION ENTITLED "CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES" IN THE ACCOMPANYING PROSPECTUS.

    Fleet's consolidated ratios of earnings to fixed charges were as follows for the years and periods indicated:

                                                               YEAR ENDED DECEMBER 31,
                                    QUARTER ENDED        ------------------------------------
                                  SEPTEMBER 30, 1997     1996    1995    1994    1993    1992
                                  ------------------     ----    ----    ----    ----    ----
Ratio of Earnings to Fixed
 Charges:
    Excluding Interest on
    Deposits..................           4.41x           3.62x   1.78x   2.33x   2.36x   1.90x
    Including Interest on
    Deposits..................           1.97            1.78    1.34    1.62    1.56    1.26

------------------------

    For purposes of computing the consolidated ratios, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on short-term debt and long-term debt (including interest related to capitized leases and capitalized interest) and one-third of rent expense, which approximates the interest component of such expense. In addition, where indicated, fixed charges include interest on deposits.

                                USE OF PROCEEDS

    THIS SECTION REPLACES THE SECTION ENTITLED "USE OF PROCEEDS" IN THE ACCOMPANYING PROSPECTUS.

    The net proceeds from the sale of the Subordinated Debentures are estimated to be approximately $491 million, after deduction of the underwriting discount and estimated offering expenses. Fleet intends to use the net proceeds for general corporate purposes, principally to extend credit to, or fund investments in, its subsidiaries. The precise amounts and timing of extensions of credit to, and investments in, such subsidiaries will depend upon the subsidiaries' funding requirements and the availability of other funds. Pending such applications, the net proceeds may be temporarily invested in marketable securities or applied to the reduction of Fleet's short-term indebtedness. Based upon the historic and anticipated future growth of Fleet and the financial needs of its subsidiaries, Fleet may engage in additional financing of a character and amount to be determined as the need arises.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following unaudited consolidated summary sets forth selected financial data for Fleet and its subsidiaries for the nine months ended September 30, 1997 and 1996 and for each of the years in the five-year period ending December 31, 1996. The following summary should be read in conjunction with the financial information incorporated herein by reference to other documents. See "Incorporation of Certain Documents by Reference". The summary for the nine months ended September 30, 1997 and 1996 is based on unaudited financial statements which include all adjustments that, in the opinion of management of Fleet, are necessary for a fair presentation of the results of the respective interim periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results expected for 1997 or any other interim period. Certain amounts in prior periods have been reclassified to conform to current-year presentation.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                                  YEAR ENDED DECEMBER 31,
                          -------------------------------------     ----------------------------------------------------------
                                1997                 1996                 1996                 1995                 1994
                          ----------------     ----------------     ----------------     ----------------     ----------------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

CONSOLIDATED SUMMARY
OF OPERATIONS:
  Interest income
    (fully taxable
    equivalent).......    $          4,393     $          4,379     $          5,878     $          6,069     $          5,260
  Interest expense....               1,649                1,850                2,439                3,005                2,161
  Net interest
    income............               2,744                2,529                3,439                3,064                3,099
  Provision for credit
    losses............                 233                  148                  213                  101                   65
  Net interest income
    after provision
    for credit
    losses............               2,511                2,381                3,226                2,963                3,034
  Noninterest
    income............               1,730                1,484                2,013                1,665                1,468
  Noninterest
    expense...........               2,584                2,416                3,272                3,550                3,070
  Net income..........                 968                  836                1,139                 (610a)                849
EARNINGS PER COMMON
SHARE:
  Fully diluted.......    $           3.48     $           2.91     $           3.95     $           1.57(a)  $           3.09
  Weighted average
    fully diluted
    shares
    outstanding.......         264,022,822          269,259,878          270,393,996          265,886,363          264,828,469
  Book value per
    common share......    $          25.42     $          23.90     $          24.66     $          22.71     $          20.68
  Cash dividends
    declared per
    common share......                1.35                 1.29                 1.74                 1.63                 1.40
  Common dividend
    payout ratios.....                37.3%                43.3%                42.8%                90.4%                36.8%
RATIO OF EARNINGS TO
FIXED CHARGES:
  Excluding interest
    on deposits.......                4.60x                3.41x                3.62x                1.78x                2.33x
  Including interest
    on deposits.......                1.97                 1.75                 1.78                 1.34                 1.62
RATIO OF EARNINGS TO
FIXED CHARGES AND
DIVIDENDS ON PREFERRED
STOCK:
  Excluding interest
    on deposits.......                4.04                 3.11                 3.26                 1.74                 2.27
  Including interest
    on deposits.......                1.92                 1.72                 1.74                 1.33                 1.61
CONSOLIDATED BALANCE
SHEET--
    AVERAGE BALANCES:
  Total assets........    $         82,092     $         82,220     $         83,124     $         82,727     $         79,561
  Securities held to
    maturity(c).......               1,138                  980                1,045                7,736                8,787
  Securities available
    for sale(c).......               7,395               10,836               10,287               12,779               16,923
  Loans and leases,
    net of unearned
    income............              58,593               55,004               56,074               51,043               44,102
  Interest-bearing
    deposits..........              47,703               46,489               47,334               43,120               40,113
  Short-term
    borrowings........               4,433                6,497                5,844               14,046               15,355
  Long-term
    debt/subordinated
    notes
    and debentures....               4,698                5,669                5,486                6,581                5,383
  Dual Convertible
    Preferred Stock...                  --                   --                   --                   --                   --
  Stockholders'
    equity............               7,115                6,905                7,021                6,545                5,782
CONSOLIDATED RATIOS:
  Net interest margin
    (fully taxable
    equivalent).......                5.21%                4.75%                4.81%                4.12%                4.30%
  Return on average
    assets............                1.58                 1.36                 1.37                 (.74a)               1.07
  Return on average
    common
    stockholders'
    equity............               19.65(d)             17.34(d)             17.43(d)              9.32(a)(d)            15.66(d)
  Average
    stockholders'
    equity to average
    assets............                8.67                 8.40                 8.45                 7.91                 7.27
  Tier 1 risk-based
    capital ratio.....                7.13                 7.06                 7.67                 7.61                 9.14
  Total risk-based
    capital ratio.....               10.79                10.82                11.36                11.29                12.92
  Period-end reserve
    for credit losses
    to period-end
    loans and leases,
    net of unearned
    income............                2.42%                2.58%                2.53%                2.56%                3.25%
  Net charge-offs to
    average loans and
    leases, net of
    unearned income...                 .65                  .60                  .66                  .59                  .54
  Period-end
    nonperforming
    assets to
    period-end loans
    and leases, net of
    unearned income,
    and other real
    estate owned......                (.81e)               1.26(e)              1.23(e)              (.97e)               1.65


                              1993                 1992
                        ----------------     ----------------

CONSOLIDATED SUMMARY
OF OPERATIONS:
  Interest income
    (fully taxable
    equivalent).......  $          5,086     $          5,318
  Interest expense....             1,917                2,337
  Net interest
    income............             3,169                2,981
  Provision for credit
    losses............               327                  728
  Net interest income
    after provision
    for credit
    losses............             2,842                2,253
  Noninterest
    income............             1,636                1,784
  Noninterest
    expense...........             3,332                3,366
  Net income..........              (817b)               (366b)
EARNINGS PER COMMON
SHARE:
  Fully diluted.......  $           3.03(b)  $           1.40(b)
  Weighted average
    fully diluted
    shares
    outstanding.......       257,373,073          237,116,784
  Book value per
    common share......  $          21.76     $          17.65
  Cash dividends
    declared per
    common share......             1.025                 .825
  Common dividend
    payout ratios.....              24.6%                31.5%
RATIO OF EARNINGS TO
FIXED CHARGES:
  Excluding interest
    on deposits.......              2.36x                1.90x
  Including interest
    on deposits.......              1.56                 1.26
RATIO OF EARNINGS TO
FIXED CHARGES AND
DIVIDENDS ON PREFERRED
STOCK:
  Excluding interest
    on deposits.......              2.27                 1.82
  Including interest
    on deposits.......              1.54                 1.25
CONSOLIDATED BALANCE
SHEET--
    AVERAGE BALANCES:
  Total assets........  $         75,286     $         71,633
  Securities held to
    maturity(c).......             7,735                4,300
  Securities available
    for sale(c).......            14,140               14,061
  Loans and leases,
    net of unearned
    income............            43,283               43,029
  Interest-bearing
    deposits..........            39,766               42,031
  Short-term
    borrowings........            12,807                8,848
  Long-term
    debt/subordinated
    notes
    and debentures....             5,039                4,116
  Dual Convertible
    Preferred Stock...                --                  283
  Stockholders'
    equity............             5,311                4,118
CONSOLIDATED RATIOS:
  Net interest margin
    (fully taxable
    equivalent).......              4.63%                4.57%
  Return on average
    assets............              1.09(b)              (.51b)
  Return on average
    common
    stockholders'
    equity............             17.11(b)              9.12(b)
  Average
    stockholders'
    equity to average
    assets............              7.05                 6.14
  Tier 1 risk-based
    capital ratio.....             10.44                 9.89
  Total risk-based
    capital ratio.....             14.89                14.61
  Period-end reserve
    for credit losses
    to period-end
    loans and leases,
    net of unearned
    income............              3.82%                4.43%
  Net charge-offs to
    average loans and
    leases, net of
    unearned income...              1.35                 2.15
  Period-end
    nonperforming
    assets to
    period-end loans
    and leases, net of
    unearned income,
    and other real
    estate owned......              2.35                 4.53

------------------------
(a) Includes impact of the loss on assets held for sale or accelerated disposition ($175 million pre-tax) and merger-related charges ($490 million pre-tax) recorded in 1995. Excluding these special charges, return on average common stockholders' equity and return on average assets would have been 16.29% and 1.26%, respectively, while net income and earnings per share would have been $1,039 million and $3.77, respectively.

(b) Includes impact of cumulative effect of change in accounting method of $53 million in 1993 and extraordinary credit of $18 million in 1992.

(c) For a discussion of Fleet's reclassification in 1992 of its "securities held to maturity" to "securities available for sale", see Fleet's Current Report on Form 8-K dated October 21, 1992. Effective January 1, 1994, Fleet adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The standard requires that securities available for sale be reported at fair value, with unrealized gains or losses reflected as a separate component of stockholders' equity. In connection with the adoption of FASB Statement No. 115, Fleet transferred securities netting to $345 million from the held to maturity portfolio to the available for sale portfolio. During the fourth quarter of 1995, Fleet reclassified substantially all of its securities held to maturity to securities available for sale as the FASB permitted a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities.

(d) Fleet's return on average common stockholders' equity includes the average unrealized gains and losses on securities available for sale. Excluding the impact of FASB Statement No. 115, Fleet's return on average common stockholders' equity would have been 19.72%, 17.29%, 17.42%, 9.25% and 15.35%, respectively, for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994.

(e) Excludes $172 million, $287 million, $265 million and $317 million of nonperforming assets reclassified to held for sale or accelerated disposition at September 30, 1997, September 30, 1996, December 31, 1996 and December 31, 1995, respectively. Including such amounts, the ratios would have been 1.10%, 1.74%, 1.68% and 1.58% at September 30, 1997, September 30,
    1996, December 31, 1996 and December 31, 1995, respectively.

                     DESCRIPTION OF SUBORDINATED DEBENTURES

    THE FOLLOWING DESCRIPTION OF THE SUBORDINATED DEBENTURES OFFERED HEREBY (REFERRED TO HEREIN AS THE "SUBORDINATED DEBENTURES" AND IN THE ACCOMPANYING PROSPECTUS AS THE "SUBORDINATED DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE SUBORDINATED DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Subordinated Debentures will be issued under an indenture dated as of October 1, 1992, between Fleet and The First National Bank of Chicago, as Trustee (as supplemented by a First Supplemental Indenture dated November 30, 1992, the "Indenture"). The Subordinated Debentures will be limited to $500 million aggregate principal amount and will mature on January 15, 2028. Interest on the Subordinated Debentures will be payable at the rate per annum shown on the cover page of this Prospectus Supplement from January 15, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, semi-annually on January 15 and July 15 of each year, beginning on July 15, 1998 to the persons in whose names the Subordinated Debentures are registered at the close of business on January 1 and July 1 of each year next preceding such Interest Payment Date. The Subordinated Debentures may not be redeemed prior to maturity.

BOOK-ENTRY, DELIVERY AND FORM

    The Subordinated Debentures will be issued in the form of fully registered Global Securities. The Global Securities will be deposited with, or on behalf of, the Depository and registered in the name of the Depository's nominee. The Depository currently limits the maximum denomination of any global security to $200,000,000. Therefore, for purposes of this Prospectus Supplement, "Global Security" refers to the Global Securities representing the entire issue of Subordinated Debentures offered hereby.

    The Depository has advised as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters named in this Prospectus Supplement), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may own beneficial interests in securities held by the Depository only through Participants or indirect participants. The Rules applicable to the Depository and its Participants are on file with the Commission.

    The Depository has advised that pursuant to procedures established by it (i) upon issuance of the Global Security by Fleet, the Depository will credit the accounts of the Participants designated by the Underwriters with the principal amount of the Subordinated Debentures purchased by the Underwriters and (ii) ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to Participants' interests), the Participants and the indirect participants (with respect to the owners of beneficial interests in such Global Security). The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, such persons may be prohibited from purchasing beneficial interests in the Global Security from any beneficial owner or otherwise.

    So long as the Depository's nominee is the registered owner of the Global Security, such nominee for all purposes will be considered the sole owner or holder of the Subordinated Debentures represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have any of the Subordinated Debentures represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Subordinated Debentures in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant and, if applicable, the indirect participant, through which such person owns its interest, to exercise any rights of a holder under the Indenture. Fleet understands that under existing practice, in the event that Fleet requests any action of the holders or a beneficial owner desires to take any action a holder is entitled to take, the Depository would act upon the instructions of, or authorize, the Participant to take such action.

    Principal and interest payments on the Global Security registered in the name of she Depository's nominee will be made to the Depository's nominee as the registered owner of such Global Security. Fleet and the Trustee will treat the person in whose name the Global Security is registered as the owner of such Global Security for the purpose of receiving payment of principal and interest on the Subordinated Debentures and for all other purposes whatsoever. None of Fleet, the Trustee, the Paying Agent or the Security Registrar has any responsibility or liability for the payment of principal or interest on the Subordinated Debentures to owners of beneficial interests in the Global Security. The Depository has advised that upon receipt of any payment of principal or interest in respect of the Global Security, it will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of the Depository. Payments by Participants and indirect participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

    None of Fleet, the Trustee, the Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Global Security representing all but not part of the Subordinated Debentures being offered hereby is exchangeable for Subordinated Debentures in definitive form of like tenor and terms if (i) the Depository notifies Fleet that it is unwilling or unable to continue as depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and, in either case, a successor depository is not appointed by Fleet within 90 days of receipt by Fleet of such notice or of Fleet becoming aware of such ineligibility, (ii) Fleet in its discretion at any time determines not to have all of the Subordinated Debentures represented by the Global Security and notifies the Trustee thereof, or (iii) an Event of Default has occurred and is continuing with respect to the Subordinated Debentures. The Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Subordinated Debentures issuable in authorized denominations and registered in such names as the Depository holding such Global Security shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Subordinated Debenture or Subordinated Debentures of the same aggregate denomination to be registered in the name of the depository or its nominee or in the name of a successor of the Depository or a nominee of such successor.

    A further description of the Depository's procedures with respect to the Global Security representing the Subordinated Debentures is set forth in the Prospectus under "Description of Debt Securities--Global Securities". The Depository has confirmed that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Subordinated Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by Fleet in immediately available funds, so long as the Depository continues to make its Same-Day Funds Settlement System available to Fleet.

    Secondary trading in long-term debentures and debentures of corporate issuers is generally settled in clearinghouse or next day funds. In contrast, the Subordinated Debentures will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Subordinated Debentures will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Subordinated Debentures.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated January 12, 1998 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), have severally but not jointly agreed to purchase from Fleet the following respective principal amounts of the Subordinated Debentures:

                                                                                  PRINCIPAL
                                 UNDERWRITER                                        AMOUNT
------------------------------------------------------------------------------  --------------
Credit Suisse First Boston Corporation........................................  $  100,000,000
Chase Securities Inc..........................................................     100,000,000
Goldman, Sachs & Co...........................................................     100,000,000
J.P. Morgan Securities Inc....................................................     100,000,000
Salomon Brothers Inc..........................................................     100,000,000
                                                                                --------------
    Total.....................................................................  $  500,000,000
                                                                                --------------
                                                                                --------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Subordinated Debentures, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    Fleet has been advised by the Underwriters that the Underwriters propose to offer the Subordinated Debentures to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .5% of the principal amount per Subordinated Debenture and the Underwriters and such dealers may allow a discount of .25% of such principal amount per Subordinated Debenture on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

    The Subordinated Debentures are a new issue of securities with no established trading market. The Underwriters have advised Fleet that they intend to act as market makers for the Subordinated Debentures. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Subordinated Debentures.

    Fleet has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

    Certain of the Underwriters and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including commercial and investment banking services, for, Fleet and its subsidiaries in the ordinary course of business.

    The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Subordinated Debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Subordinated Debentures originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Subordinated Debentures to be higher than it would otherwise be in the absence of such transactions.

                                 LEGAL MATTERS

    THIS SECTION REPLACES THE SECTION ENTITLED "LEGAL MATTERS" IN THE ACCOMPANYING PROSPECTUS.

    Certain legal matters in connection with the Subordinated Debentures offered hereby will be passed upon for Fleet by Edwards & Angell, Providence, Rhode Island, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.
V. Duncan Johnson, a partner of Edwards & Angell, is a director of Fleet National Bank, a wholly owned subsidiary of Fleet, and beneficially owns 4,052 shares of Common Stock.

PROSPECTUS

            DEBT SECURITIES AND WARRANTS TO PURCHASE DEBT SECURITIES

                          FLEET FINANCIAL GROUP, INC.

    Fleet Financial Group, Inc., a Rhode Island corporation ("Fleet"), may offer from time to time debt securities (the "Debt Securities"), which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities") in priority of payment, and warrants to purchase Debt Securities (the "Warrants"), having a public offering price of up to an aggregate of $2,733,400,000 (or the equivalent thereof if any of the Securities are denominated in a foreign currency or a foreign currency unit, such as European Currency Units ("ECU")). If Debt Securities are issued at original issue discount, Fleet may issue such higher principal amount as may be sold for an initial public offering price of up to $2,733,400,000 (less the dollar amount of any securities previously issued hereunder), or the equivalent thereof in one or more foreign currencies, foreign currency units, or composite currencies. The Debt Securities and Warrants (collectively, the "Securities") may be offered separately or as units with other securities, in separate series, in amounts and at prices and terms to be set forth in an accompanying Prospectus Supplement (a "Prospectus Supplement"). In addition, the Debt Securities may be convertible into shares of Fleet's preferred stock (the "Preferred Stock"), depositary shares representing Preferred Stock (the "Depositary Shares") or common stock (the "Common Stock") on terms to be set forth in the accompanying Prospectus Supplement. Pursuant to the terms of the Registration Statement of which this Prospectus constitutes a part, Fleet may also offer and sell shares of its Preferred Stock, which may be represented by Depositary Shares, shares of its Common Stock or warrants to purchase Preferred Stock or Common Stock (the "Equity Warrants"). Any such Preferred Stock, Depositary Shares, Common Stock or Equity Warrants will be offered and issued pursuant to the terms of a separate Prospectus contained in such Registration Statement. The aggregate amount of Debt Securities and Warrants that may be offered and sold pursuant hereto is subject to reduction as the result of the sale of any Preferred Stock, Depositary Shares, Common Stock or Equity Warrants pursuant to such separate Prospectus.

    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, together with the terms of the offering of the Securities and the initial price and net proceeds to Fleet from the sale thereof. The Prospectus Supplement will include, with regard to the particular Securities, the following information:
(i) in the case of Debt Securities, the specific designation, priority, aggregate principal amount, denominations, currency or currency unit for which Debt Securities may be purchased, currency or currency unit in which the principal and any interest on Debt Securities is payable, location of the offering, maturity, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption, if any, at the option of Fleet or the holder, terms for sinking or purchase fund payments, if any, whether any Debt Securities which are Subordinated Debt Securities will be subordinated to other indebtedness of Fleet, the initial public offering price, if any, of the Debt Securities, terms relating to temporary or permanent global securities, special provisions relating to Debt Securities in bearer form, provisions regarding registration of transfer or exchange, provisions relating to the payment of any additional amounts, any conversion or exchange provisions and provisions regarding original issue discount securities; (ii) in the case of Warrants, the duration, offering price, exercise price and detachability of any such warrants; and (iii) in the case of all Securities, whether such Securities will be offered separately or as a unit with other securities. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by the Prospectus Supplement.

    Fleet may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. See "Plan of Distribution". If any agents or underwriters are involved in the sale of any of the Securities, their names, any applicable fee, commission, purchase price or discount arrangements with them will be set forth, or will be calculable from the information set forth, in the Prospectus Supplement. Fleet may sell Securities in an offering within the United States ("United States Offering") or outside the United States ("International Offering").

        THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALE OF SECURITIES
                 UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

    THE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF FLEET AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 24, 1997.

                             AVAILABLE INFORMATION

    Fleet is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Fleet can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Suite 1300, Seven World Trade Center, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or by accessing the Commission's World Wide Web site at http://www.sec.gov. The Common Stock is listed on the New York Stock Exchange. Reports, proxy material and other information concerning Fleet also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus does not contain all the information set forth in the Registration Statement and Exhibits thereto which Fleet has filed with the Commission under the Securities Act of 1933, as amended (the "Act"), which may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees, and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by Fleet are incorporated in this Prospectus by reference:

        1. Annual Report on Form 10-K for the year ended December 31, 1996.

        2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

        3. Current Reports on Form 8-K dated January 15, 1997, February 4, 1997, April 16, 1997, July 16, 1997 and October 15, 1997.

        4. The description of the Common Stock contained in a Registration Statement filed by Industrial National Corporation (predecessor to Fleet) on Form 8-B dated May 29, 1970, and any amendment or report filed for the purpose of updating such description.

        5. The description of the Preferred Share Purchase Rights contained in Fleet's Registration Statement on Form 8-A dated November 29, 1990, and any amendment or report filed for the purpose of updating such description.

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

    All documents filed with the Commission by Fleet pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE MAILED TO INVESTOR RELATIONS DEPARTMENT, FLEET FINANCIAL GROUP, INC., ONE FEDERAL STREET, BOSTON, MASSACHUSETTS 02110. TELEPHONE REQUESTS MAY BE DIRECTED TO (617) 292-2000.

                          FLEET FINANCIAL GROUP, INC.

GENERAL

    Fleet is a diversified financial services company organized under the laws of the State of Rhode Island. At June 30, 1997, Fleet was the 12th largest bank holding company in the United States, with total assets of $83.4 billion, total deposits of $63.2 billion and stockholders' equity of $7.1 billion.

    Fleet is engaged in a general commercial banking and trust business throughout the states of Connecticut, Massachusetts, New Jersey, New York, Rhode Island, Maine, New Hampshire and Florida through its six banking subsidiaries, and also provides, through its nonbanking subsidiaries and its credit card bank subsidiary, a variety of financial services, including mortgage banking, asset-based lending, consumer finance, real estate financing, securities brokerage services, investment banking, investment advice and management, data processing and student loan servicing.

    The principal office of Fleet is located at One Federal Street, Boston, Massachusetts 02110, telephone number (617) 292-2000.

REGULATORY MATTERS

    GENERAL. Fleet is a legal entity separate and distinct from its subsidiaries. The ability of holders of debt and equity securities of Fleet, including the holders of the Securities offered hereby, to benefit from the distribution of assets of any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to prior claims of creditors of the subsidiary (including depositors in the case of banking subsidiaries) except to the extent that a claim of Fleet as a creditor may be recognized.

    There are various statutory and regulatory limitations on the extent to which banking subsidiaries of Fleet can finance or otherwise transfer funds to Fleet or its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to Fleet or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Fleet and all such nonbanking subsidiaries, to an aggregate of 20% of each such bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

    In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Fleet from its banking subsidiaries. Under applicable banking statutes, at June 30, 1997, Fleet's banking subsidiaries could have declared additional dividends of approximately $246 million. Federal and state regulatory agencies also have the authority to limit further Fleet's banking subsidiaries' payment of dividends based on other factors, such as the maintenance of adequate capital for such subsidiary bank.

    Under the policy of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), Fleet is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary bank in circumstances where it might not do so absent such policy. In addition, any subordinated loans by Fleet to any of the subsidiary banks would also be subordinate in right of payment to deposits and obligations to general creditors of such subsidiary bank. Further, the Crime Control Act of 1990 amended the federal bankruptcy laws to provide that in the event of the bankruptcy of Fleet, any commitment by Fleet to its regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

    FIRREA.

    As a result of the enactment of the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") on August 9, 1989, any or all of Fleet's subsidiary banks can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with

(a) the default of any other of Fleet's subsidiary banks or (b) any assistance provided by the FDIC to any other of Fleet's subsidiary banks in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur without regulatory assistance.

    FDICIA.

    The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA") provides for, among other things, increased funding for the Bank Insurance Fund (the "BIF") of the FDIC and expanded regulation of depository institutions and their affiliates, including parent holding companies. A summary of certain provisions of FDICIA and its implementing regulations is provided below.

    PROMPT CORRECTIVE ACTION. The FDICIA provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions, depending upon a particular institution's level of capital. The FDICIA establishes five tiers of capital measurement for regulatory purposes ranging from "well-capitalized" to "critically undercapitalized." A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position under certain circumstances. At June 30, 1997, each of Fleet's subsidiary depository institutions was classified as "well-capitalized" under the prompt corrective action regulations described above.

    BROKERED DEPOSITS. Under the FDICIA, a depository institution that is well-capitalized may accept brokered deposits. A depository institution that is adequately capitalized may accept brokered deposits only if it obtains a waiver from the FDIC, and may not offer interest rates on deposits "significantly higher" than the prevailing rate in its market. An undercapitalized depository institution may not accept brokered deposits. In Fleet's opinion, these limitations do not have a material effect on Fleet.

    SAFETY AND SOUNDNESS STANDARDS. The FDICIA, as amended, directs each federal banking agency to prescribe safety and soundness standards for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, asset-quality, earnings and stock valuation. Final interagency regulations to implement these new safety and soundness standards were adopted by the federal banking agencies. As of October 1, 1996, standards for asset quality and earnings have been incorporated into the Interagency Guidelines Establishing Standards for Safety and Soundness. The three standards for Safety and Soundness established by the guidelines are (1) operational and managerial; (2) compensation; and (3) asset quality, earnings and stock valuation. The ultimate cumulative effect of these standards cannot currently be forecast.

    The FDICIA also contains a variety of other provisions that may affect Fleet's operations, including new reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch.

    CAPITAL GUIDELINES

    Under the Federal Reserve Board's capital guidelines, the minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. At least half of the total capital is to be comprised of common equity, retained earnings, minority interests in the equity accounts of consolidated subsidiaries and a limited amount of cumulative and noncumulative perpetual preferred stock, less deductible intangibles ("Tier 1 capital"). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock and a limited amount of loan loss reserves ("Tier 2 capital"). In addition, the Federal Reserve Board requires a leverage ratio (Tier 1 capital to average quarterly assets, net of goodwill) of 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. The rule indicates that the minimum leverage ratio should be 1% to 2% higher for holding companies undertaking major expansion programs or that do not have the highest regulatory rating. Fleet's banking subsidiaries are subject to similar capital requirements except that preferred stock must be noncumulative to qualify as Tier 1 capital.

    The federal banking agencies continue to consider capital requirements applicable to banking organizations. Effective September 1, 1995, the federal banking agencies adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the determination of a bank's minimum capital requirements. The amendments require that banks effectively measure and monitor their interest rate risk and that they maintain capital adequate for that risk. Under the amendments, banks with excess interest rate risk would be required to maintain additional capital beyond that generally required. In addition, effective January 17, 1995, the federal banking agencies adopted amendments to their risk-based capital standards to provide for the concentration of credit risk and certain risks arising from nontraditional activities, as well as a bank's ability to manage these risks, as important factors in assessing a bank's overall capital adequacy. Effective January 1, 1997, with compliance by January 1, 1998, national banks with significant exposure to market risk must maintain adequate capital to support that exposure. The Office of the Comptroller of the Currency ("OCC") may apply this provision to any national bank if the OCC deems it appropriate for safe and sound practices.

    As of June 30, 1997, Fleet's capital ratios on a historical basis exceeded all minimum regulatory capital requirements.

    Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC and seizure of the institution.

    INTERSTATE BANKING AND BRANCHING LEGISLATION

    On September 29, 1994, President Clinton signed the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") into law. The Interstate Act facilitates the interstate expansion and consolidation of banking organizations by permitting (i) beginning one year after enactment of the legislation, bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state,
(ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or "opt out" of this authority prior to such date,
(iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the appropriate regulators in the United States, branches outside their home states to the same extent that national or state banks located in such state would be authorized to do so and (v) beginning September 29, 1995, banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same or different state. In 1996, Fleet merged its banking subsidiaries in Connecticut, Massachusetts and Rhode Island, and has recently filed applications to merge the resulting bank with one of its banking subsidiaries in New York in order to achieve cost savings and to increase convenience to its customers in those states.

DEPOSIT INSURANCE ASSESSMENTS

    The deposits of each of Fleet's subsidiary banks are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the BIF administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and (b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC. On November 14, 1995, the FDIC voted to decrease premiums effective January 1, 1995. The decrease lowered the rate of deposit insurance premiums by $.04 per $100 of deposits for banks in each risk assessment category. As a result, banks in the highest capital and supervisory evaluation categories have an assessment rate of $0.00, and pay only the minimum assessment of $2,000 per year for deposit insurance. Banks in the lowest capital and supervisory evaluation categories are subject to a rate of $0.27 per $100 of deposits. The FDIC has indicated that it is maintaining the decreased rate schedule for assessments paid to the BIF through the end of 1997. This will be reviewed on a semi-annual basis. There is no guarantee that the rate of deposit insurance premiums will not increase in the future.

    These assessment rates also reflect the amount the FDIC has determined is necessary to maintain the reserve ratio of BIF of 1.25% of total insured bank deposits. The FDIC has announced that this reserve ratio was achieved during 1995. However, due primarily to the fact that the reserve ratio of the FDIC's Savings Association Insurance Fund ("SAIF") is not projected to reach the required level of 1.25% for several years, the FDIC has made a proposal to Congress to (1) capitalize the SAIF through a special up-front cash assessment on SAIF deposits; (2) spread the responsibility for payment to the Financing Corporation created under Title III of the Competitive Equality Banking Act of 1987 proportionally over all FDIC-insured institutions; and (3) as soon as practicable, merge the BIF and the SAIF. In May, 1997, the FDIC announced that the BIF had a reserve ratio of 1.34% at the end of 1996. The FDIC projects the reserve ratio to be within a range of 1.29 to 1.42 by the end of 1997. On May 6, 1997, the Board of Directors voted to retain the existing assessment rate schedule applicable to members of the SAIF for the second half of 1997.

    Fleet's subsidiary banks do not hold significant amounts of deposits insured by the SAIF.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

    Fleet's consolidated ratios of earnings to fixed charges were as follows for the years and periods indicated:

                                                                                          YEAR ENDED DECEMBER 31,
                                                           QUARTER ENDED   -----------------------------------------------------
                                                           JUNE 30, 1997     1996       1995       1994       1993       1992
                                                          ---------------  ---------  ---------  ---------  ---------  ---------
Ratio of Earnings to Fixed Charges:
    Excluding Interest on Deposits......................          4.77x         3.62x      1.78x      2.33x      2.36x      1.90x
    Including Interest on Deposits......................          2.01          1.78       1.34       1.62       1.56       1.26

------------------------

    For purposes of computing the consolidated ratios, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on short-term debt and long-term debt (including interest related to capitalized leases and capitalized interest) and one-third of rent expense, which approximates the interest component of such expense. In addition, where indicated, fixed charges include interest on deposits.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, Fleet intends to use the net proceeds from the sale of the Securities for general corporate purposes, principally to extend credit to, or fund investments in, its subsidiaries. The precise amounts and timing of extensions of credit to, and investments in, such subsidiaries will depend upon the subsidiaries' funding requirements and the availability of other funds. Pending such applications, the net proceeds may be temporarily invested in marketable securities or applied to the reduction of Fleet's short-term indebtedness. Based upon the historic and anticipated future growth of Fleet and the financial needs of its subsidiaries, Fleet may engage in additional financings of a character and amount to be determined as the need arises.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will constitute either Senior Debt Securities or Subordinated Debt Securities of Fleet. The Senior Debt Securities will be issued under an indenture dated as of October 1, 1992 (the "Senior Indenture"), between Fleet and The First National Bank of Chicago as Senior Trustee (the "Senior Trustee"). The Subordinated Debt Securities will be issued under an indenture dated as of October 1, 1992 (as supplemented by a First Supplemental Indenture dated November 30, 1992, the "Subordinated Indenture"), between Fleet and The First National Bank of Chicago as Subordinated Trustee (the "Subordinated Trustee"). The Senior Indenture and Subordinated Indenture are collectively referred to herein as the "Indentures". A copy of each of the Indentures are exhibits to the Registration Statement of which this Prospectus forms a part. The following description of Debt Securities relates to Debt Securities to be issued in connection with either a United States Offering or an International Offering, except, in the case of an International Offering, as otherwise specified in the Prospectus Supplement relating thereto.

    The following is a summary of all material terms set forth in the Indentures. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indentures are referred to, it is intended that such Sections or definitions shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Offered Securities.

    Because Fleet is a holding company, its rights and the rights of its creditors, including the Holders of the Debt Securities offered hereby, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors except to the extent that Fleet may itself be a creditor with recognized claims against the subsidiary.

GENERAL

    The Debt Securities to be offered by this Prospectus are limited to the amounts described on the cover of this Prospectus. Fleet expects from time to time to incur additional indebtedness constituting Senior Indebtedness and Other Financial Obligations (each as defined in the Subordinated Indenture). The Indentures, however, do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured obligations of Fleet. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness (including Other Financial Obligations) which may be incurred or other securities which may be issued by Fleet or any of its subsidiaries. The Senior Debt Securities will rank on a parity with all other unsecured unsubordinated indebtedness of Fleet while the indebtedness represented by the Subordinated Debt Securities will be subordinated as described below under "Subordinated Debt Securities".

    As used herein, Debt Securities shall include securities denominated in U.S. dollars or, at the option of Fleet if so specified in the applicable Prospectus Supplement, in any other currency, including composite currencies such as the ECU. Debt Securities of a series may be issuable in individual registered form without coupons, in the form of one or more global securities, or, in bearer form with or without coupons. Such bearer securities will be offered only to non-United States persons and to offices located outside of the United States of certain United States financial institutions.

    Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the following terms, where applicable, of the Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Debt Securities; (2) the limit, if any, on the aggregate principal amount or initial public offering price of the Debt Securities; (3) the priority of payment of such Debt Securities; (4) the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (5) the date or dates on which the Debt Securities will mature; (6) the rate or rates (which may be fixed or variable) per annum at which the Debt Securities will bear interest, if any, or the method of determining the same; (7) the date from which such interest, if any, on the Debt Securities will accrue, the date or dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any; (8) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form and, if so, the identity of the depositary for such global Debt Security, or the manner in which any interest payable on a temporary or permanent global Debt Security will be paid; (9) the dates, if any, on which, and the price or prices at which, the Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by Fleet, and the other detailed terms and provisions of such sinking and/or purchase funds; (10) the date, if any, after which, and the price or prices at which, the Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of Fleet or of the Holder thereof and the other detailed terms and provisions of such optional redemption; (11) the denomination or denominations in which such Debt Securities are authorized to be issued; (12) the currency, currencies or units (including ECU) in which the Debt Securities are denominated, which may be in United States dollars, a foreign currency or units of two or more foreign currencies; (13) the currency, currencies or units (including ECU) for which the Debt Securities may be purchased and in which principal, premium, if any, and interest may be payable; (14) whether any of the Debt Securities will be issued in bearer form and, if so, any limitations on issuance of such bearer Debt Securities (including exchange for registered Debt Securities of the same series); (15) information with respect to book-entry procedures; (16) whether any of the Debt Securities will be issued as Original Issue Discount Securities; (17) any index used to determine the amount of payments of principal of, premium, if any, and interest on such Debt Securities;
(18) each office or agency where, subject to the terms of the applicable Indenture, such Debt Securities may be presented for registration of transfer or exchange; (19) whether any of the Debt Securities will be subject to defeasance in advance of the Redemption Date or Stated Maturity thereof; (20) whether the subordination provisions summarized below or different subordination provisions, including a different definition of "Senior Indebtedness", "Entitled Persons", "Existing Subordinated Indebtedness", or "Other Financial Obligations", shall apply to the Debt Securities; (21) whether any of the Debt Securities will be convertible or exchangeable into other securities of Fleet and the terms of such conversion or exchange, including the conversion price and applicable conversion or expiration dates and (22) any other terms of the series (which will not be inconsistent with the provisions of the applicable Indenture).

    Special federal income tax and other considerations relating to Debt Securities denominated in foreign currencies or units of two or more foreign currencies will be described in the applicable Prospectus Supplement. In the event Fleet offers Debt Securities denominated in foreign currencies or units of two or more foreign currencies, an opinion with respect to tax matters and consent of counsel will be filed in a Form 8-K or as an amendment to the Registration Statement of which this Prospectus forms a part.

    Debt Securities may be issued as Original Issue Discount Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their principal amount. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the Holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the applicable Prospectus Supplement, the terms of such security and the relevant Indenture, but will be an amount less than the amount payable at the maturity of the principal of such Original Issue Discount Security. Special federal income tax and other considerations relating thereto will be described in the applicable Prospectus Supplement.

REGISTRATION AND TRANSFER

    Unless otherwise indicated in the applicable Prospectus Supplement, each series of Debt Securities will be issued in registered form only, without coupons. The Indentures, however, provide that Fleet may also issue Debt Securities in bearer form only, or in both registered and bearer form. Debt Securities issued in bearer form shall have interest coupons attached, unless issued as zero coupon securities. Debt Securities in bearer form shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person (as defined below) other than offices located outside the United States of certain United States financial institutions. As used above, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Debt Securities in bearer form will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the Prospectus Supplement relating to the offering of the Debt Securities in bearer form.

    Debt Securities in registered form may be presented for transfer or exchange (with form of transfer duly endorsed thereon) for other Debt Securities of the same series at the offices of the Trustee according to the terms of the applicable Indenture. In no event, however, will Debt Securities in registered form be exchangeable for Debt Securities in bearer form. Fleet may designate the office of the Trustee, who will also be the transfer agent of the Debt Securities, as an office where the transfer of the Debt Securities may be registered.

    Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities issued in bearer form will be issued in denominations of $10,000 and $50,000.

    Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities issued in fully registered form will be issued without coupons and in denominations of $1,000 or integral multiples thereof.

    No service charge will be made for any transfer or exchange of the Debt Securities but Fleet may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

PAYMENT AND PLACE OF PAYMENT

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of, premium, if any, and interest, if any, on, Debt Securities in registered form will be made at the office of the Trustee, except that at the option of Fleet, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register (Sections 301, 305 and 1002 in the Senior Indenture; Sections 3.01, 3.05 and 5.02 in the Subordinated Indenture).

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of, premium, if any, and interest, if any, on Debt Securities in bearer form will be made, subject to any applicable laws and regulations, at such office outside the United States as specified in the applicable Prospectus Supplement and as Fleet may designate from time to time, at the option of the Holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on Debt Securities in bearer form will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Debt Security in bearer form will be made at any office or agency of Fleet in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities in definitive form represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor.

    The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series.

MODIFICATION AND WAIVER

    Each Indenture provides that modifications and amendments thereof may be made by Fleet and the Trustees with the consent of the Holders of 66 2/3% in aggregate principal amount of the Outstanding Securities of each series under such Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal or interest on, any Outstanding Security, (b) reduce the principal amount of, the rate of interest thereon, or any premium payable upon the redemption thereof, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, or (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

    The Holders of 50% in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by Fleet with certain restrictive provisions of the applicable Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the applicable Indenture with respect to Debt Securities of that series, except a default in the payment of principal or any premium or any interest or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected.

    Modification and amendment of the Indentures may be made by Fleet and the Trustee without the consent of any Holder for any of the following purposes: (i) to evidence the succession of another Person to Fleet; (ii) to add to the covenants of Fleet for the benefit of the Holders of all or any series of Securities; (iii) to add Events of Default; (iv) to add or change any provisions of any of the Indentures to facilitate the issuance of bearer securities; (v) to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination shall become effective only when there is no Outstanding Security of any series which is entitled to the benefit of such provision; (vi) to establish the form or terms of Securities of any series;
(vii) to evidence and provide for the acceptance of appointment by a successor Trustee; (viii) to cure any ambiguity, to correct or supplement any provision in the applicable Indenture, or to make any other provisions with respect to matters or questions arising under such Indenture, provided such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect under such Indenture; (ix) to convey, transfer, assign, mortgage or pledge any property to or with the Trustee or (x) to provide for conversion rights of the Holders of the Securities of any series to enable such Holders to convert such Securities into other securities of Fleet.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Unless otherwise set forth in the applicable Prospectus Supplement, each Indenture provides that Fleet may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes Fleet's obligations on the Debt Securities under such Indenture, and that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. Neither Indenture provides for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in stock ownership of Fleet. In addition, the Indentures do not contain any provision which would protect the Holders of Debt Securities against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

REGARDING THE TRUSTEE

    Fleet maintains banking relations with the Trustee. In addition, Fleet's banking subsidiaries maintain deposit accounts and correspondent banking relations with the Trustee.

INTERNATIONAL OFFERING

    If specified in the applicable Prospectus Supplement, Fleet may issue Debt Securities in an International Offering. Such Debt Securities may be issued in bearer form and will be described in the applicable Prospectus Supplement. If such Debt Securities are Senior Debt Securities, such Debt Securities will be issued pursuant to a supplement to the Senior Indenture. If Debt Securities are issued in bearer form, the applicable Prospectus Supplement will contain the relevant provisions.

    In connection with any such International Offering, Fleet will designate paying agents, registrars or other agents with respect to the Debt Securities, as specified in the applicable Prospectus Supplement.

    Debt Securities issued in an International Offering may be subject to certain selling restrictions which will be described in the applicable Prospectus Supplement. Such Debt Securities may be listed on one or more foreign stock exchanges as described in the applicable Prospectus Supplement. Special United States tax and other considerations, if any, applicable to an International Offering will be described in the applicable Prospectus Supplement.

                             SENIOR DEBT SECURITIES

    The Senior Debt Securities will be direct, unsecured obligations of Fleet and will rank pari passu with all outstanding senior indebtedness of Fleet.

EVENTS OF DEFAULT

    The following are Events of Default under the Senior Indenture with respect to Senior Debt Securities of any series: (a) failure to pay principal of or any premium on any Senior Debt Security of that series when due; (b) failure to pay any interest on any Senior Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Senior Debt Security of that series; (d) failure to perform any other covenant of Fleet in the Senior Indenture (other than any covenant included in the Indenture solely for the benefit of a Series of Debt Securities other than that Series), continued for 60 days after written notice as provided in the Senior Indenture; (e) certain events in bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Senior Debt Securities of that series. (Section 501) If an Event of Default with respect to Senior Debt Securities of any series at the time outstanding occurs and is continuing, either the Senior Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Senior Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Senior Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Senior Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, on behalf of all Holders of that series, under certain circumstances, rescind and annul such acceleration. (Section 502)

    The Senior Indenture provides that, subject to the duty of the Senior Trustee during default to act with the required standard of care, the Senior Trustee will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Senior Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Senior Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Trustee, or exercising any trust or power conferred on the Senior Trustee, with respect to the Senior Debt Securities of that series. (Section 512)

    No Holder of any Senior Debt Security of any series will have any right to institute any proceeding with respect to the Senior Indenture or for any remedy thereunder, unless (a) such Holder shall have previously given to the Senior Trustee written notice of a continuing Event of Default with respect to Senior Debt Securities of that series, (b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Senior Debt Securities of that series also shall have made written request and offered reasonable indemnity to the Senior Trustee to institute such proceeding as trustee, (c) the Senior Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Senior Debt Securities of that series a direction inconsistent with such request and (d) the Senior Trustee shall have failed to institute such proceeding within 60 days. (Section 507) However, the Holder of any Senior Debt Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest, if any, on such Senior Debt Security on or after the due dates expressed in such Senior Debt Security and to institute suit for the enforcement of any such payment. (Section 508)

    Fleet is required to furnish to the Senior Trustee annually a statement as to performance by Fleet of certain of its obligations under the Indenture and as to any default in such performance. (Section 1009)

RESTRICTIVE COVENANTS

    DISPOSITION OF VOTING STOCK OF CERTAIN SUBSIDIARIES. The Senior Indenture contains a covenant that Fleet will not, and will not permit any Subsidiary (as defined in the Senior Indenture) to sell, assign, pledge, transfer or otherwise dispose of, or permit the issuance of any shares of Voting Stock (as defined in the Senior Indenture) of, or any securities convertible into, or options, warrants or rights to subscribe for or purchase shares of Voting Stock of, a Principal Constituent Bank (as defined below) or any Subsidiary which owns shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of Voting Stock of a Principal Constituent Bank, provided that dispositions made by Fleet or any Subsidiary (i) acting in a fiduciary capacity for any person other than Fleet or any Subsidiary or (ii) to Fleet or any of its wholly-owned (except for directors' qualifying shares) Subsidiaries, shall not be prohibited. Notwithstanding the limitations described above, the Senior Indenture provides that Fleet may, and may permit its Subsidiaries to, sell, assign, pledge, transfer or otherwise dispose of, or issue such shares or securities (1) if required by law for the qualification of Directors, (2) for purposes of compliance with an order of a court or regulatory authority, (3) if in connection with a merger of, or consolidation of, a

Principal Constituent Bank with or into a wholly-owned Subsidiary or a Constituent Bank (as defined below), provided that Fleet holds, directly or indirectly, in the entity surviving such merger or consolidation, not less than the percentage of Voting Stock it held in the Principal Constituent Bank prior to such action, (4) if such disposition or issuance is for fair market value (determined by the Board of Directors of Fleet) and, if after giving effect to such disposition or issuance (and any potential dilution), Fleet and its wholly-owned Subsidiaries will own directly not less than 80% of the Voting Stock of such Principal Constituent Bank or Subsidiary, (5) if a Principal Constituent Bank sells additional shares of Voting Stock to its stockholders at any price, if, after such sale, Fleet holds directly or indirectly not less than the percentage of Voting Stock of such Principal Constituent Bank it owned prior to such sale or (6) if Fleet or a Subsidiary pledges or creates a lien on the Voting Stock of a Principal Constituent Bank to secure a loan or other extension of credit by a Constituent Bank subject to Section 23A of the Federal Reserve Act. A "Constituent Bank" is a Bank which is a Subsidiary. A "Principal Constituent Bank" is Fleet National Bank and any other Constituent Bank designated as a Principal Constituent Bank. Any designation of a Constituent Bank as a Principal Constituent Bank with respect to Debt Securities of any series shall remain effective until the Debt Securities of such series are no longer outstanding. As of the date of this Prospectus, no Constituent Banks (other than Fleet National Bank) have been designated as Principal Constituent Banks with respect to any series of Debt Securities.

    LIMITATION UPON LIENS ON CERTAIN CAPITAL STOCK. The Senior Indenture contains a covenant that Fleet will not at any time, directly or indirectly, create, assume, incur or suffer to be created, assumed or incurred or to exist any mortgage, pledge, encumbrance or lien or charge of any kind upon (1) any shares of capital stock of any Principal Constituent Bank (other than directors' qualifying shares), or (2) any shares of capital stock of a Subsidiary which owns capital stock of any Principal Constituent Bank; provided, however, that, notwithstanding the foregoing, Fleet may incur or suffer to be incurred or to exist upon such capital stock (a) liens for taxes, assessments or other governmental charges or levies which are not yet due or are payable without penalty or of which the amount, applicability or validity is being contested by Fleet in good faith by appropriate proceedings and Fleet shall have set aside on its books adequate reserves with respect thereto or (b) the lien of any judgement, if such judgment shall not have remained undischarged, or unstayed on appeal or otherwise, for more than 60 days.

DEFEASANCE

    Fleet may terminate certain of its obligations under the Senior Indenture with respect to the Senior Debt Securities of any series on the terms and subject to the conditions contained in the Senior Indenture, by (a) depositing irrevocably with the Senior Trustee as trust funds in trust (i) in the case of Senior Debt Securities denominated in a foreign currency, money in such foreign currency or Foreign Government Obligations (as defined below) of the foreign government or governments issuing such foreign currency, or (ii) in the case of Senior Debt Securities denominated in U.S. dollars, U.S. dollars or U.S. Government Obligations (as defined below), in each case in an amount which through the payment of interest, principal or premium, if any, in respect thereof in accordance with their terms will provide (without any reinvestment of such interest, principal or premium), not later than one business day before the due date of any payment, money or (iii) a combination of money and U.S. Government Obligations or Foreign Government Obligations, as applicable, sufficient to pay the principal of or premium, if any, and interest on, the Senior Debt Securities of such series as such are due and (b) satisfying certain other conditions precedent specified in the Senior Indenture. Such deposit and termination is conditioned among other things upon Fleet's delivery of (a) an opinion of independent counsel that the Holders of the Senior Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination and (b) if the Senior Debt Securities of such series are then listed on the New York Stock Exchange, an opinion of counsel that the Senior Debt Securities of such series will not be delisted as a result of the exercise of this option. Such termination will not relieve Fleet of its obligation to pay when due the principal of, and interest on, certain of the Senior Debt Securities as provided in the Indenture. (Section 403)

    "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, under clauses (i) or (ii) are not callable or redeemable at the option of the issuer thereof. "Foreign Government Obligations" means securities denominated in a Foreign Currency that are (i) direct obligations of a foreign government for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of a foreign government the payment of which is unconditionally guaranteed as a full faith and credit obligation by such foreign government, which, in either case, under clauses (i) or (ii) are not callable or redeemable at the option of the issuer thereof.

                          SUBORDINATED DEBT SECURITIES

    The Subordinated Debt Securities will be direct, unsecured obligations of Fleet and, unless otherwise specified in the applicable Prospectus Supplement, will rank pari passu with all outstanding subordinated indebtedness of Fleet.

SUBORDINATION

    The payment of the principal of and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Subordinated Indenture). In certain events of insolvency, the payment of the principal of and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations (as defined in the Subordinated Indenture). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of or interest on the Subordinated Debt Securities. If upon any such payment or distribution of assets to creditors, there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (as defined in the Subordinated Indenture, "Excess Proceeds") and if, at such time, any Entitled Persons (as defined in the Subordinated Indenture) in respect of Other Financial Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. In the event of the acceleration of the maturity of any Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of or interest on the Subordinated Debt Securities.

    In addition, no payment may be made of the principal of, premium, if any, or interest on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, at any time when (i) there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any Senior Indebtedness, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, or (ii) any event of default with respect to any Senior Indebtedness has occurred and is continuing, or would occur as a result of such payment on the Subordinated Debt Securities or any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, permitting the Holders of such Senior Indebtedness (or a trustee on behalf of the Holders thereof) to accelerate the maturity thereof.

    By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of insolvency, creditors of Fleet who are not holders of Senior Indebtedness or of the Subordinated Debt Securities may recover less, ratably, than Holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Subordinated Debt Securities. By reason of the obligation of the Holders of Subordinated Debt Securities to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations, in the event of insolvency, holders of Existing Subordinated Indebtedness (as defined in the Subordinated Indenture) may recover more, ratably, than the Holders of Subordinated Debt Securities.

    Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, Senior Indebtedness is defined in the Subordinated Indenture as (a) the principal of, premium, if any, and interest on all of Fleet's indebtedness for money borrowed, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed or incurred, except (i) the Existing Subordinated Indebtedness and other Subordinated Debt Securities issued under the Subordinated Indenture, (ii) such indebtedness as is by its terms expressly stated to be junior in right of payment to the Subordinated Debt Securities and
(iii) such indebtedness as is by its terms expressly stated to rank pari passu with the Subordinated Debt Securities and (b) any deferrals, renewals or extensions of any such Senior Indebtedness. (Section 1.01). The Term "indebtedness for money borrowed" when used with respect to Fleet is defined to include, without limitation, any obligation of, or any obligation guaranteed by, Fleet for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation of, or any such obligation guaranteed by, Fleet for the payment of the purchase price of property or assets. (Section 1.01).

    As of the date of this Prospectus, Fleet had an aggregate of $2,049,000,000 in Subordinated Debt outstanding, of which $934,000,000 is subordinated to Fleet's Senior Indebtedness and $1,115,000,000 is subordinated to Fleet's Senior Indebtedness and Other Financial Obligations.

    Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, Other Financial Obligations means all obligations of Fleet to make payment pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts and (iii) in the case of both (i) and (ii) above, similar financial instruments, other than (A) obligations on account of Senior Indebtedness and (B) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Subordinated Debt Securities. Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, Entitled Persons means any person who is entitled to payment pursuant to the terms of Other Financial Obligations.

    Any Prospectus Supplement relating to a particular series of Subordinated Debt Securities will set forth the aggregate amount of indebtedness of Fleet senior to the Subordinated Debt Securities as of a recent practicable date.

    Fleet's obligations under the Subordinated Debt Securities shall rank pari passu in right of payment with each other and with the Existing Subordinated Indebtedness, subject to the obligations of the Holders of Subordinated Debt Securities to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as provided in the Subordinated Indenture.

    The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness or Other Financial Obligations, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of Fleet.

    The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

    Except as described above or in the Subordinated Indenture, the obligation of Fleet to make payment of the principal of, premium, if any, or interest on the Subordinated Debt Securities will not be affected by reason of such subordination. In the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization, certain general creditors of Fleet may recover more, ratably, than Holders of the Subordinated Debt Securities. Subject to payment in full of all Senior Indebtedness, the rights of the Holders of Subordinated Debt Securities will be subrogated to the rights of the Holders of Senior Indebtedness to receive payments or distribution of cash, property or securities of Fleet applicable to Senior Indebtedness. Subject to the payment in full of all Other Financial Obligations, the rights of the Holders of Subordinated Debt Securities will be subrogated to the rights of Entitled Persons to receive payments or distributions of cash, property or securities of Fleet applicable to Other Financial Obligations. (Sections 14.02 and 14.10)

LIMITED RIGHTS OF ACCELERATION

    Unless otherwise specified in the Prospectus Supplement relating to any series of Subordinated Debt Securities, payment of principal of the Subordinated Debt Securities may be accelerated only in case of certain events involving the bankruptcy, insolvency or reorganization of Fleet which constitutes an Event of Default (as defined below). There is no right of acceleration in the case of a default in the payment of principal of, premium, if any, or interest on the Subordinated Debt Securities or the performance of any other covenant of Fleet in the Subordinated Indenture.

RESTRICTIVE COVENANTS

    The Prospectus Supplement relating to a series of Subordinated Debt Securities may describe certain restrictive covenants, if any, to which Fleet may be bound under the Subordinated Indenture.

EVENTS OF DEFAULT, DEFAULTS, WAIVERS

    An "Event of Default" with respect to Subordinated Debt Securities of any series is defined in the Subordinated Indenture as certain events involving the bankruptcy or reorganization of Fleet and any other Event of Default provided with respect to Subordinated Debt Securities of such series. (Section 7.01) A "Default" with respect to Subordinated Debt Securities of any series is defined in the Subordinated Indenture as (a) an Event of Default with respect to such series; (b) failure to pay the principal of, or premium, if any, on any Subordinated Security of such series at its Maturity; (c) failure to pay interest upon any Subordinated Security of such series when due and payable and the continuance of such Default for a period of 30 days; (d) failure to perform any other covenant or agreement of Fleet in the Subordinated Indenture with respect to Subordinated Debt Securities of such series and continuance of such Default for 60 days after written notice of such failure, requiring Fleet to remedy the same; and (e) any other Default provided with respect to Subordinated Debt Securities of such series. (Section 7.07) If an Event of Default with respect to any series of Subordinated Debt Securities for which there are Subordinated Debt Securities outstanding under the Subordinated Indenture occurs and is continuing, either the Subordinated Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of such series may declare the principal amount (or if such Subordinated Debt Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Subordinated Debt Securities of that series to be immediately due and payable. The Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of any series outstanding under the Subordinated Indenture may waive, on behalf of all Holders of such series, an Event of Default resulting in acceleration of such Subordinated Debt Securities, but only if all Defaults have been remedied and all payments due (other than those due as a result of acceleration) have been made. (Section 7.02) If a Default occurs and is continuing, the Subordinated Trustee may in its discretion, and at the written request of Holders of not less than a majority in aggregate principal amount of the Subordinated Debt Securities of any series outstanding under the Subordinated Indenture and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the Subordinated Indenture shall, proceed to protect the rights of the Holders of all the Subordinated Debt Securities of such series. (Section 7.03) Prior to acceleration of maturity of the Subordinated Debt Securities of any series outstanding under the Subordinated Indenture, the Holders of a majority in aggregate principal amount of such Subordinated Debt Securities may waive any past Default under the Subordinated Indenture except a Default in the payment of principal of, premium, if any, or interest on the Subordinated Debt Securities of such series or in respect of a covenant which cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 7.13)

    The Subordinated Indenture provides that in the event of a Default specified in clauses (b) or (c) of the immediately preceding paragraph in payment of principal of, premium, if any, or interest on any Subordinated Debt Security of any series, Fleet will, upon demand of the Subordinated Trustee, pay to it, for the benefit of the holder of any such Subordinated Debt Security, the whole amount then due and payable on such Subordinated Debt Security for principal, premium, if any, and interest. The Subordinated Indenture further provides that if Fleet fails to pay such amount forthwith upon such demand, the Subordinated Trustee may, among other things, institute a judicial proceeding for the collection thereof. (Section 7.03)

    The Subordinated Indenture also provides that notwithstanding any other provision of the Subordinated Indenture, the holder of any Subordinated Debt Security of any series shall have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Subordinated Debt Security on the respective Stated Maturities (as defined in the Subordinated Indenture) expressed in such Subordinated Debt Security and that such right shall not be impaired without the consent of such holder. (Section 7.08)

    Fleet is required to furnish to the Subordinated Trustee annually a statement as to performance by Fleet of certain of its obligations under the Subordinated Indenture and as to any Default in such performance. (Section 5.10)

                            DESCRIPTION OF WARRANTS

    Fleet may issue Warrants for the purchase of Debt Securities. Warrants may be issued independently or together with Debt Securities offered by any Prospectus Supplement and may be attached to or separate from any such Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between Fleet and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of such Warrants.

    The Prospectus Supplement relating to a particular issue of Warrants will describe the terms of such Warrants, including the following: (a) the title of such Warrants; (b) the offering price for such Warrants, if any; (c) the aggregate number of such Warrants; (d) the designation and terms of the Debt Securities purchasable upon exercise of such Warrants; (e) if applicable, the designation and terms of the Debt Securities with which such Warrants are issued and the number of such Warrants issued with each such Debt Security; (f) if applicable, the date from and after which such Warrants and any Debt Securities issued therewith will be separately transferable; (g) the principal amount of Debt Securities purchasable upon exercise of a Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such Warrants that may be exercised at any one time; (j) whether the Warrants represented by the Warrant certificates or Debt Securities that may be issued upon exercise of the Warrants will be issued in registered or bearer form; (k) information with respect to book-entry procedures, if any; (l) the currency or currency units in which the offering price, if any, and the exercise price are payable; (m) if applicable, a discussion of material United States Federal income tax considerations; (n) the antidilution provisions of such Warrants, if any; (o) the redemption or call provisions, if any, applicable to such Warrants; and (p) any additional terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

    Fleet may sell Securities to or through underwriters, and also may sell Securities through agents (which are registered broker-dealers or banks) which may be affiliates.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities. Certain restrictions relating to the distribution of Securities in connection with an International Offering will be set forth in the applicable Prospectus Supplement.

    In connection with the sale of Securities, underwriters or agents acting on Fleet's behalf may receive compensation from Fleet or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Act and any discounts or commissions received by them and any profits on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Act. Any such underwriter will be identified and any such compensation will be described in the applicable Prospectus Supplement.

    Under agreements which may be entered into by Fleet, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by Fleet against certain liabilities, including liabilities under the Act, and to certain rights of contribution from Fleet.

    If so indicated in the applicable Prospectus Supplement, Fleet will authorize underwriters or other persons acting as Fleet's agents to solicit offers by certain institutions to purchase Debt Securities or Warrants from Fleet pursuant to delayed delivery contracts providing for payment and delivery on a future date or dates stated in the applicable Prospectus Supplement. Each such contract will be for an amount not less than, and the aggregate amount of such securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Fleet. The obligations of any purchaser under any such contract will not be subject to any condition except that (1) the purchase of the Debt Securities or Warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (2) if the Debt Securities or Warrants are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such Debt Securities or Warrants not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

    Certain of the underwriters and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including investment banking services, for, Fleet or one or more of its affiliates in the ordinary course of business.

                                    EXPERTS

    The consolidated financial statements of Fleet incorporated by reference in Fleet's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated by reference herein (and elsewhere in the Registration Statement) have been incorporated by reference herein (and elsewhere in the Registration Statement) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

    The validity of the Securities offered hereby will be passed upon for Fleet by Edwards & Angell, One Hospital Trust Plaza, Providence, Rhode Island 02903.
V. Duncan Johnson, a partner of Edwards & Angell, is a director of Fleet National Bank, a wholly-owned subsidiary of Fleet, and beneficially owns 4,052 shares of Common Stock.

--------------------------------------------------------------------------------

    No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Fleet or any Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus Supplement or the Prospectus, nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Fleet since such date.

                                 --------------

                               TABLE OF CONTENTS

                                                   Page
                                                 ---------
             PROSPECTUS SUPPLEMENT
Available Information..........................        S-2
Incorporation of Certain Documents by                  S-2
  Reference....................................
Fleet Financial Group, Inc.....................        S-4
Recent Transactions............................        S-4
Third Quarter Results..........................        S-6
Consolidated Ratios of Earnings to Fixed               S-7
  Charges......................................
Use of Proceeds................................        S-7
Selected Consolidated Financial Data...........        S-8
Description of Subordinated Debentures.........       S-10
Underwriting...................................       S-13
Legal Matters..................................       S-14
                  PROSPECTUS
Available Information..........................          2
Incorporation of Certain Documents by                    2
  Reference....................................
Fleet Financial Group, Inc. ...................          3
Consolidated Ratios of Earnings to Fixed                 7
  Charges......................................
Use of Proceeds................................          7
Description of Debt Securities.................          8
Senior Debt Securities.........................         12
Subordinated Debt Securities...................         15
Description of Warrants........................         19
Plan of Distribution...........................         20
Experts........................................         20
Legal Opinions.................................         21

                                     [LOGO]

                                Fleet Financial
                                  Group, Inc.

                                  $500,000,000
                              6 7/8% Subordinated
                              Debentures Due 2028

                             PROSPECTUS SUPPLEMENT

                           Credit Suisse First Boston
                             Chase Securities Inc.
                              Goldman, Sachs & Co.
                               J.P. Morgan & Co.
                              Salomon Smith Barney

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